Exhibit 99.3

CONSENT OF RICHARD YANCEY

The undersigned hereby consents to the use of the information contained in the Management’s Discussion and Analysis of Gold Standard Ventures Corp. for the six months ended June 30, 2021 which is represented as having been reviewed and approved by the undersigned, and to the references, as applicable, to the undersigned's name, and to the incorporation by reference of such information in the Registration Statements on Form F-10 (File No. 333-248661) and Form S-8 (File No. 333-225533) of Gold Standard Ventures Corp..

/s Richard Yancey
Richard Yancey

August 4, 2021